Exhibit 99.1

Contact Information

Ida Yu

Investor Relations Manager

Tel: 86 (21) 6195 9561

Email: ir@htinns.com

http://ir.htinns.com

China Lodging Group, Limited Announces Management Change and Reaffirms Expansion Plan for 2012

•	Management to host conference call at 8 p.m. EST, January 3, 2012

Shanghai, China, January 3, 2012 –The Board of Directors of China Lodging Group, Limited (“China Lodging Group” or the “Company”) today announced the appointment of Qi Ji, Executive Chairman, to take on the additional role of Chief Executive Officer, replacing Tuo (Matthew) Zhang, effective immediately. Zhang was elected as a non-executive board member and the Vice-chairman of the Board on January 3, 2012. Ji and Zhang will complete the transition over CEO role before the end of February 29, 2012. After the transition, in addition to serving on the board, Zhang will also serve the company in the capacity of a consultant.

Qi Ji is one of the most experienced and successful leaders in China’s travel and lodging sector. He founded China Lodging Group in 2005 and served as the CEO until 2009. In the past two years, he acted as the Executive Chairman, with a primary focus on company strategy and new hotel development. Under his leadership, the company grew from nil to more than 600 hotels within 7 years. He was also the architect of the multi-brand strategy Hanting pioneered in the limited-service hotel industry in China. Currently Hanting owns three brands, known as Hanting Express Hotel, Seasons Hotel and Hi Inn. Before founding China Lodging Group, Ji was a co-founder of Ctrip and Home Inns.

Ji is the visionary behind the tremendous growth and success Hanting experienced. China’s travel accommodation market is large, fast-growing and fragmented. We see significant growth opportunities ahead. To tackle the opportunities and to carry the company into the next phase as a leading hotel group in the world, the company needs to cultivate new brands and to maintain entrepreneurial spirit in a quickly expanding corporation. The board believes that there is no better person than Qi Ji to lead Hanting through the growth, the brand innovation and the organizational expansion.

“I am enthusiastic about returning to the role of CEO for the long term and excited to lead Hanting and its dedicated employees to even greater heights of achievement,” Ji said. He stated that he believes that Hanting’s core strategies, including the premium brand, the multi-product, and the balanced-portfolio strategies, gave Hanting an edge in terms of growth and profitability. Those core strategies will be maintained, with the following key focus areas in 2012 and beyond:

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We will continue to focus on customer experience. The position we hold today in our customers’ heart is not an entitlement. We must provide consistent, high quality experience to our customers daily across our hundreds of hotels, to earn the trust of our customers.

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The company will continue the fast growth in both hotel count and revenue. We are confident with our 2012 plan of adding 240 to 250 new hotels. Hanting Express’s network will continue to expand, to cover more than 120 cities by the end of 2012.

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The new brands are going to become our additional growth engines. In 2012 we will add 25 to 30 Seasons Hotels and 10 to 15 Hi Inns. Dedicated operational teams are set up to manage the two small brands, while the supporting platforms are shared with Hanting Express to achieve economy of scale.

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We will continue to invest into our people and organizational capabilities. Our lean, productive and passionate people are in the core of our business success. We will further improve our practice in training, coaching and career development. We aim to enhance the transparency and coherence in our evaluation and rewarding system, so as to align the organization to serve our customers with quality in a reliable manner.

“On behalf of the Board and all Hanting employees, I would like to thank Matthew Zhang for his numerous contributions to our company. I trust that his deep knowledge of Hanting and the industry will continue to bring value to the company in his new capacity as a board member and a consultant,” concluded Ji.

Conference Call

The Company’s management will host a conference call at 8 p.m. EST, Tuesday, January 3, 2012 (or 9 a.m. on Wednesday, January 4, 2012 in the Shanghai/Hong Kong time zone) following the announcement. To participate in the event by telephone, please dial +1 (855) 500 8701 (for callers in the US), +86 400 120 0654 (for callers in China Mainland), +852 3051 2745 (for callers in Hong Kong) or +65 6723 9385 (for callers outside of the US, China Mainland, and Hong Kong) and entering pass code 3708 0145. Please dial in approximately 10 minutes before the scheduled time of the call.

A recording of the conference call will be available after the conclusion of the conference call through January 10, 2012. Please dial +1 (866) 214 5335 (for callers in the US) or +61 2 8235 5000 (for callers outside the US) and entering pass code 3708 0145.

The conference call will also be webcast live over the Internet and can be accessed by all interested parties at the Company’s website, http://ir.htinns.com.

About China Lodging Group, Limited

China Lodging Group, Limited is a leading and high-growth economy hotel chain operator in China. The Company provides business and leisure travelers with high-quality, and conveniently-located hotel products under three brands, namely, HanTing Seasons Hotel, HanTing Express Hotel, and HanTing Hi Inn. For more information about the Company, please visit http://ir.htinns.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties. Such factors and risks include our anticipated growth strategies; our future results of operations and financial condition; the economic conditions of China; the regulatory environment in China; our ability to attract customers and leverage our brand; trends and competition in the lodging industry; the expected growth of the lodging market in China; and other factors and risks detailed in our filings with the Securities and Exchange Commission. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results.

The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.